

February 11, 2021

Edwin Negron-Carballo
Chief Financial Officer
Celsius Holdings, Inc.
2424 N Federal Highway, Suite 208
Boca Raton, Florida 33431

> **Re: Celsius Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 12, 2020**
> **Form 10-Q for the Period Ended September 30, 2020**
> **Filed November 12, 2020**
> **File No. 001-34611**

Dear Mr. Negron-Carballo:

We have reviewed your January 21, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2020 letter.

Form 10-Q for the Quarter Ended September 30, 2020

Consolidated Statements of Operations and Comprehensive Income, page 2

1. We note your response to prior comment 1, including your view that the amortization of intangibles that relates to acquired customer relationships is non-operational in nature. Please address the following:
    • Explain the specific nature of the customer relationships you acquired in the Func Food acquisition and tell us if they are used in your current business;
    • Explain the specific factors you considered in estimating the 25 year useful life for the customer relationships you acquired. Refer to ASC 350-30-35-3;

- To the extent the customer relationship intangibles are used in your current business, we believe presenting the related amortization below income from operations is not appropriate given that customer relationships are related to your business and are integral to your revenue generating activities; and
- To the extent the customer relationship intangibles are not used in your current business, tell us how you have assessed them for impairment.

Form 10-K for the Year Ended December 31, 2019
Item 9A. Controls and Procedures, page 21

2. We note your response to prior comment 5. Please amend your Form 10-K for the year ended December 31, 2019 to include a revised report from your auditor regarding their assessment of your internal control over financial reporting that appropriately references the scope of the assessment regarding the acquired business that was excluded from management's assessment of internal control over financial reporting. In the amended filing, please also include a revised report from management regarding your assessment of internal control over financial reporting that identifies the acquired business and indicates the significance of the acquired business to your consolidated financial statements. Refer to Question 3 of the Frequently Asked Question on Management's Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports available on our website at: https://www.sec.gov/info/accountants/controlfaq.htm.

3. We note your response to prior comment 9. In light of the deficiencies related to management's report on internal control over financial reporting, your auditor's report regarding their assessment of your internal control over financial reporting, along with your omission of the required interim financial statements for 2019 and required annual audited financial statements for 2018 covered by an unqualified auditors' report for your significant acquisition of Func Food, we believe there is a strong indication that your disclosure control and procedures were not effective as of December 31, 2019. In light of these facts, please amend your Form 10-K for the year ended December 31, 2019 to disclose that your disclosure control and procedures were not effective and explain the reasons why.

Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Segment Reporting, page F-8

4. We note your response to prior comment 7. Please revise future filings to disclose revenue and long-lived assets attributed to the U.S., your country of domicile, and to any other individual countries that are material (over 10%) as provided in your response letter.

6. Note Receivable, page F-16

5. We note your response to prior comment 8 in which you indicate you determined the note

Edwin Negron-Carballo
Celsius Holdings, Inc.
February 11, 2021
Page 3

receivable from Qifeng is not related to the license agreement because none of the terms or underlying economics are interdependent; however, we note the note receivable and license agreement were entered into at the same time, with the same party, and require fixed cash payments over a five year time period. In addition, it is not clear to us why Qifeng would reimburse you for past investments you made in the China market in previous years to develop your brand without the license agreement. Please more fully address the following:

- Explain the reasons for the change in your distribution strategy in the Asian region relative to your relationship with Qifeng;
- Explain what each party obtained and/or transferred as a result of the agreement; and
- Explain the reasons why Qifeng would agree to reimburse you for past investments you made in the China market in previous years to develop your brand without the license agreement. Also, explain if any amounts being paid by Qifeng will be used to continue to develop your brand in the Asian region.

You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing